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MAR 08 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SagePoint Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

PHOENIX (City) Arizona (State) 85004-1072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E. Rothstein 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SagePoint Financial, Inc., as of December 31, , 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SagePoint Financial, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and Supplementary Information December 31, 2009

SagePoint Financial, Inc.
(An indirect wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2009

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors

To the Stockholder and Board of Directors of
SagePoint Financial, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of SagePoint Financial, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 5, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors

To the Stockholder and Board of Directors of
SagePoint Financial, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of SagePoint Financial, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 5, 2010

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2009

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	21,640
Cash segregated under federal and other regulations		1,015
Receivables from broker-dealers and clearing organizations		4,979
Receivables from investment advisors		2,172
Securities pledged to insurance company		1,484
Securities owned		18,827
Notes and accounts receivable from registered representatives, net of allowance of $3,342		2,232
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $18,599		753
Income taxes receivable from Parent		13,112
Deferred taxes, net of valuation allowance of $1,592		8,577
Prepaid expenses and other assets		6,751
Total assets	$	81,542
Liabilities and Stockholder's Equity		
Commissions payable	$	6,166
Accounts payable and accrued expenses		15,376
Securities sold, not yet purchased		482
Payables to affiliates, net of receivables (Note 7)		2,176
Total liabilities		24,200
Commitments and contingencies (Note 11)		
Stockholder's Equity		
Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		76,301
Accumulated deficit		(19,209)
Total stockholder's equity		57,342
Total liabilities and stockholder's equity	$	81,542

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2009

(in thousands of dollars)

Commissions	
Commission revenue	$ 145,050
Commission expense	(125,785)
Net retained commissions	19,265
Other revenues	
Investment advisory fees	51,204
Sponsor revenue	17,126
Interest income	569
Other income	11,939
Total other revenues	80,838
Other expenses	
Investment advisory fees	(42,732)
Marketing and meeting expense	(647)
Clearing and other expense	(2,275)
General and administrative	(62,879)
Goodwill impairment (Note 13)	(26,468)
Total other expenses	(135,001)
Loss before income taxes	(34,898)
Income tax benefit (Note 9)	1,235
Net loss	$ (33,663)

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2009	1,000	$ 250	$ 69,483	$ 33,266	$ 102,999
Dividends paid to Parent	-	-	-	(18,812)	(18,812)
Capital contribution from Parent	-	-	8,275	-	8,275
Return of capital to Parent (Note 9)	-	-	(1,457)	-	(1,457)
Net loss	-	-	-	(33,663)	(33,663)
Balances at December 31, 2009	1,000	$ 250	$ 76,301	$ (19,209)	57,342

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2009

(in thousands of dollars)

Cash flows from operating activities		
Net loss	$	(33,663)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		258
Goodwill impairment		26,468
Deferred taxes, net of valuation allowance		14,942
Compensation expense contributed by Parent		275
Return of capital to Parent for taxes		(1,457)
(Increase) decrease in operating assets		
Cash segregated under federal and other regulations		5
Receivables from broker-dealers and clearing organizations		105
Receivables from investment advisors		287
Securities pledged to insurance company		(349)
Securities owned, net		(13,422)
Notes and accounts receivable from registered representatives		1,939
Prepaid expenses and other assets		(1,426)
Increase (decrease) in operating liabilities		
Commissions payable		(3,250)
Payables to affiliates, net		(2,270)
Accounts payable and accrued expenses		(6,631)
Securities sold, not yet purchased		(10)
Income taxes payable to Parent		(14,178)
Net cash used in operating activities		(32,377)
Cash flows from financing activities		
Capital Contribution from Parent		8,000
Dividends paid to Parent		(18,812)
Net cash used in financing activities		(10,812)
Net decrease in cash and cash equivalents		(43,189)
Cash and cash equivalents		
Beginning of year		64,829
End of year	$	21,640
Supplemental cash flow information		
Income tax refunds (from Parent)	$	276

Noncash financing activity:
During the year ended December 31, 2009, the Company recorded officer compensation totaling $275 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

SagePoint Financial, Inc. (the "Company" or "SPF") was incorporated in October 2004. It was formed primarily to facilitate the merger of three affiliated broker-dealers. In May 2005, the Company became a registered broker-dealer with the Financial Industry Regulatory Authority. SPF commenced operations on October 31, 2005.

The Company is a wholly-owned subsidiary of Advisor Group, Inc. ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Codification of Accounting Standards

In June 2009, the FASB issued FASB ASC 105-10, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*", (formerly SFAS 168). FASB ASC 105-10 replaces SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles,* and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates ("ASU"s) by the FASB. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Expense

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value. Unrealized gains and losses are reflected in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives

Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Furniture, Equipment, and Software

Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Goodwill

Goodwill is tested for impairment annually or when an even occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value. (Note 13)

Officer Compensation

Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes

The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment

percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

Subsequent Events

On December 31, 2009, the Company adopted the FASB amendments to general standards on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Company's financial statements. See Note14, Subsequent Events, for further discussion.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $1,015,000 as of December 31, 2009 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

4. Receivable from Broker-Dealer and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	2,241
Fees and commissions receivable		2,738
	$	4,979

5. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, and software consist of the following at December 31, 2009:

(in thousands of dollars)

Computer equipment	$	5,463
Furniture, fixtures and equipment		7,224
Software		6,665
		19,352
Less: Accumulated depreciation and amortization		(18,599)
	$	753

For the year ended December 31, 2009, depreciation and amortization expense totaled approximately $258,000 and is included in general and administrative expense in the accompanying Statement of Operations.

6. Securities at Fair Value

Securities at fair value at December 31, 2009 are summarized as follows:

(in thousands of dollars)	Balance December 31, 2009	Level 1	Level 2
Securities owned, at fair value	$ 18,827	$ 53	$ 18,774
Securities sold, not yet purchased, at fair value	$ (482)	$ -	$ (482)
Cash equivalents, at fair value	$ 19,083	$ 13,453	$ 5,630
Securities pledged to insurance company, at fair value	$ 1,484	$ 1,484	$ -

7. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2009 includes $7,103,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2009 includes $6,164,000 paid on sales of products sponsored by Affiliates.

The Company's sponsor revenues are determined and collected by an affiliated broker-dealer for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2009 was $17,126,000.

The Parent negotiates insurance policies for the Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2009, the Company was allocated approximately $377,000 for these expenses which is reflected in other income in the accompanying Statement of Operations.

The Company has pledged $1,484,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $4,302,000 for the year ended December 31, 2009, which is included in other income in the Statement of Operations.

At December 31, 2009 the Company had the following intercompany receivables and payables due to and from affiliates:

(In Thousands of dollars)

		Due (to)/from
AIG SunAmerica Financial		(12)
Financial Service Corporation		(307)
FSC Securities Corporation		(714)
Advisor Group		(1,162)
Royal Alliance Associates, Inc.		19
	$	(2,176)

8. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2009 amounted to $1,369,000.

9. Income Taxes

The components of the provision for income taxes at December 31, 2009, are as follows:

(in thousands of dollars)

Current		
Federal benefit	$	(14,136)
State benefit		(2,041)
Current benefit		(16,177)
Deferred		
Federal expense		11,728
State expense		1,622
Deferred expense		13,350
Valuation allowance expense		1,592
Total benefit	$	(1,235)

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of three percent for the year ending December 31, 2009, is primarily due to the write-off of goodwill, state and local taxes, other permanent differences, and the valuation allowance. Deferred tax assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation and related accrual interest, bad debt expense and legal reserves. The Company has recorded a return of capital to the Parent for taxes totaling $1,457,000 in 2009. This contribution related to differences between the tax recorded in 2008 on the separate return method and the amount allocated by the Parent under the tax sharing agreement.

10. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined (fixed), equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2009, the Company had net capital of $20,870,000 which was $20,620,000 in excess of the amount required. The Company had no debit items at December 31, 2009.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

11. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, additional amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation
AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies on a national basis. Effective January 2009, the plan was frozen; no future contributions are allowed. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $1,582,000 of contributions to be made by the Company to participants of the Plan. This contribution is anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Leases
The Company has non-cancelable leases for its office space, which expire in 2012. The leases provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2009, the aggregate minimum annual obligations under all operating leases were as follows:

(in thousands of dollars)

Years Ending	
2010	875
2011	875
2012	219
	$ 1,969

Rent expense was $2,375,000 for the year ended December 31, 2009.

12. AIG Update

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, AIG management assessed whether AIG has the ability to continue as a going concern. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the FRBNY, AIG management's plans to

stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months.

It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect or that the transactions with the FRBNY fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern.

If AIG is unable to meet its obligations as they come due, management of the Company believe it would have minimal impact on the Company's financial condition or results of operations, as the subsidiary has operated with minimal financial support from its Parent and remains self-sustaining, from an operational and liquidity standpoint. However, the NY Fed and the United States Department of the Treasury may exercise it rights under the various securitized transactions described above, including, but not limited to the disposition of the Company or liquidation of the Company's operations.

13. Goodwill Impairment

In August 2009, the Company performed an evaluation of the recoverability of goodwill. At January 1, 2009 the Company had goodwill with a carrying amount of $26,468,000 with no accumulated impairment losses. The Company ordinarily tests goodwill for impairment annually at each fiscal year end. However, due to declines in operating income and significant changes to the securities industry, the Company determined that an impairment evaluation was necessary in August.

Management views the Company as one reporting unit and therefore assessed the fair value of the business as a whole. Management estimated the fair value of the business using the expected present value of future cash flows which resulted in a goodwill impairment of $26,468,000.

14. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 5, 2010, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2009 **Schedule I**

(in thousands of dollars)

Total stockholder's equity	$	57,342
Less: Nonallowable assets		
Other unsecured receivables		(1,232)
Unsecured customer debits held at clearing broker		(18)
Prepaid expenses and other assets		(6,531)
Furniture, equipment and software, net		(753)
Goodwill		-
Securities pledged to insurance company		(1,484)
Notes and accounts receivable from registered representatives, net of allowance of $3,342		(2,232)
Income taxes receivable from Parent		(13,112)
Receivables from investment advisors		(2,172)
Deferred taxes		(8,577)
Net capital before haircuts on securities positions		21,231
Less: Haircuts		
Haircuts on securities owned		(361)
Net capital		20,870
Alternative minimum net capital requirement		(250)
Excess net capital		20,620
Reconciliation with Company's computation (included in Part II of the Form X-17A-5) as of December 31, 2009		
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	15,771
Adjustments		
Legal reserve		393
Rep incentive liability reduction		520
Fixed income		(400)
Trade date accrual		1,872
Trade Deferral		151
E&O liability		445
Breakpoint liability		466
Reallocation		(104)
Tax adjustments		1,756
Net capital per above	$	20,870

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2009 **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

To the Stockholder and Board of Directors of SagePoint Financial, Inc.:

In planning and performing our audit of the financial statements of SagePoint Financial, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified deficiencies in internal control and control activities that we consider to be a material weakness, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated March 5, 2010.

During the year ended December 31, 2009, the Company had material weaknesses in its financial reporting process. Specifically, material adjustments were necessary to record income taxes in accordance with generally accepted accounting principles. Accordingly, this deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 5, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Accountants

To the Stockholder and Board of Directors of SagePoint Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of SagePoint Financial, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by SagePoint Financial, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating SagePoint Financial, Inc's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for SagePoint Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:
    a. January 2009 payment of $150 was agreed to check #8011431 in the January 2009 check register provided by Simmone Fields, Regulatory Controller. August payment of $60,034 was agreed to check #89001056 in the August 2009 check register provided by Simmone Fields, Regulatory Controller. Payment made with SIPC Form 7-T in the amount of $120,946 was agreed to a check request obtained by Simmone Fields, Regulatory Controller. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Royal Alliance Associates, Inc.'s Focus Report for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $169,969,920 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No difference was noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

a. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $94,773,788 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $2,577,910 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

c. Compared deductions on line 9, 40% of interest earned on customer securities accounts, of $106,135, to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $72,512,087 and $181,280 respectively of the Form SIPC-7T.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7T and total additions reported on page 2, item 2b of Form SIPC 7-T, and subtracting total deductions reported on page 2, item 2c, of Form SIPC 7-T. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC 7-T by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Regulatory Controller, for procedure 3 above. Agreed the individual amounts listed on each schedule to the trial balance for the period April 1, 2009 through December 31, 2009.

      No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of SagePoint Financial, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 5, 2010